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                   [MULDOON MURPHY & AGUGGIA LLP LETTERHEAD]



                                   May 9, 2006


VIA EDGAR AND COURIER
---------------------

Mr. Christian N. Windsor
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC  20549

         RE:      NORTHEAST COMMUNITY BANCORP, INC.
                  FORM S-1
                  FILED MARCH 17, 2006
                  FILE NO. 333-132543
                  -------------------

Dear Mr. Windsor:

         On behalf of Northeast Community Bancorp, Inc. ("Northeast" or the "Company"), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the "Amended Registration Statement) including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed on April 28, 2006.

         The Amended Registration Statement is filed in response to the staff's comment letter issued on May 9, 2006. To aid in your review, we have repeated the staff's comment followed by the Company's response.

FORM S-1
--------
CHANGE IN ACCOUNTANTS, PAGE 128
-------------------------------

         Please file as Exhibit 16 a letter from your former independent accountant stating whether it agrees with your disclosures made in response to
Item 304(a) of Regulation S-K. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

RESPONSE
--------

         The requested letter from the former independent accountant is filed as
Exhibit 16 to the Amended Registration Statement.

                                      * * *


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United States Securities and Exchange Commission
May 9, 2006
Page 2



         Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned or Paul M. Aguggia at 202.362.0840.

                                            Very truly yours,

                                            MULDOON MURPHY & AGUGGIA LLP

                                            /s/ Christina M. Gattuso

                                            Christina M. Gattuso

Enclosures
CMG/tmo
cc:      Kenneth A. Martinek, Northeast Community Bank
         Michael Clampitt, Securities and Exchange Commission
         Nancy Maloney, Securities and Exchange Commission
         Joyce Sweeney, Securities and Exchange Commission
         Paul M. Aguggia, Esq.
         Michael J. Brown, Esq.